# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

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# FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  February 18, 2011

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# ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

| Delaware | 1-4797 | 36-1258310 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File No.) | (I.R.S. Employer Identification No.) |

| 3600 West Lake Avenue, Glenview, IL | 60026-1215 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

The Company has been litigating its dispute with the Australian Tax Office over the tax treatment of an intercompany financing transaction between the U.S. and Australia. The case was heard before the Federal Court of Australia, Victoria, in September 2010. The proceedings resulted from the Company's appeal of a decision by the Australian Tax Commissioner to disallow income tax deductions for income tax years 2002 through 2005 and the assessment of withholding taxes for income tax year 2003. The Company also contested the Commissioner's similar determination for income tax years 2006 and 2007; however, the parties agreed to defer the appeal of that determination until a decision was made on the earlier years.

On February 4, 2011, the Federal Court of Australia decided in the Company's favor with respect to a significant portion of the income tax deductions. The Court issued the final orders on February 18, 2011. Based on this decision, the Company expects to record a favorable discrete tax adjustment of $166 million, or 33 cents of diluted income per share from continuing operations, in its 2011 first quarter. The Australian Tax Office has 21 days from the date the Court issued its final orders to appeal the decision.

## SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>February 24, 2011</u>          By: <u>/s/ Ronald D. Kropp</u>
                                        Ronald D. Kropp
                                        Senior Vice President & Chief Financial Officer